

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
Kevin Struzeski
Chief Financial Officer
Carbon Natural Gas Company
1700 Broadway, Suite 1170
Denver, Colorado 80290

      Re: Carbon Natural Gas Company
              Form 10-K for the Fiscal Year ended December 31, 2013
              Filed March 31, 2014
              File No. 0-02040

Dear Mr. Struzeski:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2013</u>

<u>Exhibits</u>

<u>Exhibits 10.4, 10.12 and 10.13</u>

1. We note that you have omitted the exhibits and schedules to the participation agreements between Nytis Exploration Company LLC and Liberty Energy LLC. Please re-file such agreements with your next periodic report to include such omitted exhibits and schedules, or tell us why you believe that you are not required to file them. Refer to Item 601(b) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director